UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras approves settlements with investors to end
four individual lawsuits in the US

Rio de Janeiro, February 24, 2017 - Petróleo Brasileiro SA - Petrobras informs that its Board of Directors approved today the conclusion of settlements to end four individual lawsuits filed before the Federal Court of New York, USA, by New
York City Employees Retirement System (and others), Transamerica Income Shares,
Inc. (and others), Internationale Kapitalanlagegesellschaft mbH, Lord Abbett
Investment Trust - Lord Abbett Short Duration Income Fund (and others).

Petrobras had already entered into settlements to end other fifteen individual lawsuits before the Federal Court of New York, as disclosed on October 21, 2016 and November 23, 2016.

As result of the agreements reached and the stage of negotiations in progress with other plaintiffs of individual actions, the Company, currently, expects the total amount of the provision for 2016 to be US$ 372 million, of which US$ 364 million had already been provisioned on September 30, 2016.

These four individual lawsuits were consolidated for purposes of judgment with twenty three other individual actions and class action filed against the Company
(and others) before the Federal Court of New York, USA.  With today's announcement, Petrobras reaches a settlement in 19 individual actions from a total of 27 that were consolidated with the class action.

At the moment, it is not possible for Petrobras to make a reliable estimate of the outcome of the class action.

These settlements, the terms of which are confidential, have the purpose of eliminating uncertainties, burdens and costs associated with the continuity of such disputes and do not constitute any acknowledgment of responsibility on the part of Petrobras, which will continue to firmly defend itself in other ongoing actions.

______________________________________________________________________________________

www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release.
Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: February 24, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer